UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-54C
NOTIFICATION OF WITHDRAWAL OF ELECTION
TO BE SUBJECT TO SECTIONS 55 THROUGH 65
OF THE INVESTMENT COMPANY ACT OF 1940
FILED PURSUANT TO SECTION 54(C) OF
THE INVESTMENT COMPANY ACT OF 1940
     The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to Sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of Section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:
KAYNE ANDERSON ENERGY DEVELOPMENT COMPANY
717 Texas Avenue, Suite 3100
Houston, Texas 77002
(Address of Principal Business Office)
(713) 493-2020
Telephone Number (including area code)
814-00725
(File Number under the Securities Exchange Act of 1934)

Basis for Filing the Notification of Withdrawal:
     Kayne Anderson Energy Development Company (the “Company”) has filed a notice of registration under Section 8 of the Act, on Form N-8A, on July 7, 2010.
Business Operations After Withdrawal of Election
     The Company is a non-diversified, closed-end management investment company that, in connection with its initial public offering, elected to be treated as a business development company (“BDC”), as defined in Section 54 of the Act. As a BDC, the Company is subject to the requirement that 70% of its portfolio must be comprised of “qualifying assets” (the “70% Test”). Qualifying assets generally include securities of EPCs (hereinafter defined), cash, cash equivalents, U.S. government securities and high-quality debt instruments maturing in one year or less from the time of investment. The Company has satisfied the 70% Test by owning eligible portfolio companies (“EPCs”), which are generally defined as private companies with a principal place of business in the United States.
     Upon filing this Form N-54C, the Company will become fully subject to the provisions of the Act that regulate closed-end investment companies.
     The Board of Directors of the Company has evaluated and discussed the feasibility of the Company continuing as a BDC. KA Fund Advisors, LLC (“KAFA”), a subsidiary of Kayne Anderson Capital Advisors, L.P. (“KACALP” and together with KAFA, “Kayne Anderson”), externally manages and advises the Company pursuant to an investment management agreement. KAFA is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. The Adviser and the Board support this withdrawal of election to be treated as a BDC for the following reasons: (i) to provide the Company with more flexibility in meeting its investment objective, (ii) to ensure that the Company has the ability to obtain sources of leverage on reasonable terms, and (iii) to maintain adequate liquidity to repay a portion of the Company’s outstanding leverage in the event of a market downturn.
     Upon filing of this Form N-54C, the Company will remain a non-diversified closed-end management investment company (“a closed-end fund”) under the Act. The Company’s investment objective will remain unchanged, but it will no longer be required to meet the 70% Test and other provisions of the Act applicable only to BDCs. Additionally, in connection with this transition, the Company’s investment management agreement with KAFA will be amended to remove the incentive fee paid to KAFA.
     The Company intends to continue utilizing leverage to enhance the total returns of its portfolio. While the Company has the ability to utilize various forms of leverage — including a credit facility, senior notes and other borrowings, as well as preferred stock — historically, it has only been able to access leverage at attractive costs through its credit facility. The Company currently expects to use leverage in an aggregate amount equal to 20% to 30% of total assets (inclusive of assets obtained through such leverage).

Impact of Withdrawal of Election
     As noted above, as a result of filing this Form N-54C, the Company’s structure will remain largely unchanged. The Company will remain subject to the applicable provisions of the Act. Rather than being subject to special Act provisions that are specific to BDCs, the Company will instead be fully subject to the provisions of the Act applicable to closed-end funds. Many of the key legal provisions that relate to closed-end funds also apply to BDCs. The following table outlines certain key similarities and differences in the structure and governance of the Company if the proposal is approved:

	Before Proposed	After Proposed
	Change	Change
Type of Fund	BDC	Closed-end fund
Governed by the 1940 Act	Yes	Yes
Subject to the 70% Test	Yes	No
Annual Base Management Fee(1)	1.75%	1.75%
Incentive Management Fee	Yes	No
Maximum Leverage under 1940 Act(2)	50%	33%
Independent Directors	Majority	Majority
Tax Status	C-corporation	C-corporation
Distribution Policy	Quarterly	Quarterly
Tax Reporting	Form 1099-DIV	Form 1099-DIV
Unrelated Business Taxable Income (UBTI)	No	No

(1)	As a percentage of average total assets

(2)	Under the Act, the Company’s outstanding indebtedness may not exceed 50% of its total assets as a BDC and 33% of its total assets as a closed-end fund.
     The Company’s distribution policy will remain unchanged, and no impact is expected on the amount or frequency of the Company’s distributions as a result of withdrawing its BDC election. The Company would no longer file certain current and periodic reports it has been filing under the Securities Exchange Act of 1934, as amended, such as Forms 8-K, 10-Q, and 10-K. Instead, the Company will file quarterly schedules of investments, and annual and semi-annual reports, all as required for closed-end funds. In addition to those filing requirements, the Company intends to file quarterly reports including its schedule of investments, statement of assets and liabilities, statement of operations, statement of cash flows and notes to its financial statements. The Company will not be obligated to meet the requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

SIGNATURES
     Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to Sections 55 through 65 of the Act to be duly signed on its behalf in the city of Houston and the state of Texas on the 7th day of July, 2010.

KAYNE ANDERSON ENERGY DEVELOPMENT COMPANY
By:	/s/ Kevin S. McCarthy
Kevin S. McCarthy
Chairman of the Board of Directors, President and Chief Executive Officer

Attest:	/s/ Terry A. Hart
Terry A. Hart
Chief Financial Officer and Treasurer